UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

OneSpan Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68287N900

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons T. Kendall Hunt
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 3,256,448
	6.	Shared Voting Power 161,255
	7.	Sole Dispositive Power 3,256,448
	8.	Shared Dispositive Power 161,255

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,417,703
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.62%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on (i) 39,662,100 shares of Common Stock outstanding as of October 27, 2022 as reported on the Issuer’s Form 10-Q, filed on November 1, 2022.

Item 1(a).	Name of Issuer:

OneSpan Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

121 W. Wacker Drive, Suite 2050 Chicago, Illinois 60601

Item 2(a).	Names of Persons Filing:

T. Kendall Hunt

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

110 N. Wacker Drive, Mail Code: IL4-110-17-00 Chicago, Illinois 60606

Item 2(c).	Citizenship:

See responses to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

68287N900

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership.

(a)   Amount beneficially owned:

See response to Item 9 on the cover page.

(b)  Percent of Class:

See response to Item 11 on the cover page.

(c)   Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)  Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

By:	/s/ T. Kendall Hunt
Name: T. Kendall Hunt